Exhibit 99.1

Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)

For the three and nine months ended September 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
HIGHLIGHTS	4
OUTLOOK AND STRATEGY	5
SUMMARIZED FINANCIAL AND OPERATING RESULTS	6
YOUNG-DAVIDSON	10
EL CHANATE	12
EXPLORATION REVIEW	14
CONSOLIDATED EXPENSES	14
CONSOLIDATED INCOME TAX EXPENSE	15
FINANCIAL CONDITION	16
LIQUIDITY AND CAPITAL RESOURCES	17
CONTRACTUAL OBLIGATIONS	18
OUTSTANDING SHARE DATA	18
OFF-BALANCE SHEET ARRANGEMENTS	19
FINANCIAL INSTRUMENTS	19
TRANSACTIONS WITH RELATED PARTIES	19
EVENTS AFTER THE REPORTING PERIOD	19
NON-GAAP MEASURES	20
RISKS AND UNCERTAINTIES	24
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	24
CONTROLS AND PROCEDURES	25
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	26
CAUTIONARY NOTE TO U.S. INVESTORS	27
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	27

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated November 7, 2013, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (“the Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2013, and notes thereto.The consolidated financial statements for the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 27.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s operations include the Young-Davidson mine in Ontario, Canada and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes exploration and development opportunities in Canada and Mexico.

Throughout this document, reference is made to results from both continuing and discontinued operations. Prior period results for properties that were sold during 2012 have been presented as discontinued operations. The Company’s operations have been classified between continuing and discontinued operations as follows:

-	Continuing operations: Young-Davidson mine, El Chanate mine, and Corporate and other. Corporate and other includes the Company’s corporate offices, the Kemess mine, and other exploration properties.

-	Discontinued operations: Ocampo mine and Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”), El Cubo mine and Guadalupe y Calvo exploration property (collectively, the “El Cubo mine”), and Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”).

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including the Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q3 2013, the price of gold averaged $1,326 per ounce, a 20% decrease from the London PM Fix average of $1,655 during the third quarter of 2012. During the quarter, daily London PM Fix prices ranged between $1,420 and $1,213 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso and Canadian dollar averaged approximately 12.9 to 1.0 US dollar and 1.04 to 1.0 US dollar, respectively, in Q3 2013, compared to average rates of 13.2 to 1.0 US dollar and 1.0 to 1.0 US dollar, respectively, in Q3 2012.

For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 24.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, and total cash costs)
	Quarter Ended	Quarter Ended
	September 30	September 30	Change	Change
	2013	2012(1)
Gold ounces produced(2)	38,456	29,291	9,165	31%
Pre-production gold ounces produced(2)	10,447	7,922	2,525	32%
Total gold ounces produced	48,903	37,213	11,690	31%
Revenue from mining operations	$54,304	$39,772	$14,532	37%
Earnings from operations(3)	$12,230	$3,678	$8,552	233%
Net earnings from continuing operations(3)	$14,859	$42,321	$(27,462)	-65%
Net earnings per share from continuing operations, basic(3)	$0.06	$0.15	$(0.09)	-60%
Total cash	$140,101	$55,690	$84,411	152%
Operating cash flow(3)	$24,338	$(5,653)	$29,991	531%
Net free cash flow(3)(4)	$(55,734)	$(83,097)	$27,363	33%
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(2)(3)(4)(5)(6)	$628	$528	$100	19%
All-in sustaining cash costs per gold ounce sold, net of by-product revenues and NRV adjustments(2)(3)(4)(6)	$1,210	$1,167	$43	4%
(1)	Operating data and financial information includes the results from continuing operations for the three and nine months ended September 30, 2012.
(2)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs, prior to the declaration of commercial production.

Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces are credited against capitalized project costs.
(3)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

(4)	See the Non-GAAP Measures section on page 20.
(5)	Gold ounces used to calculate cash costs include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine for the three and nine months ended September 30, 2013.
(6)

For further discussion on the net realizable value (“NRV”) adjustments recognized on ore in process heap leach inventory at the El Chanate mine and low grade long-term stockpile inventory at the Young-Davidson mine during the quarter and year-to-date periods, refer to pages 11 and 13.

RECENT DEVELOPMENTS

-	On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine. Commissioning of the shaft hoisting system is a key project milestone that will support increased underground productivities and favourable unit cost efficiencies over the life of the mine.

-	On September 17, 2013, the Company announced the declaration of a dividend of $0.04 per share, which was paid on October 29, 2013 to shareholders of record at the close of business on October 11, 2013. The Company announced its inaugural dividend policy on February 21, 2013 whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

-	On June 11, 2013, the Company announced a dividend reinvestment plan, which has commenced with the July 2013 dividend. Common shares issued under this plan will be issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date. The discount may be adjusted at a future date, but cannot exceed 5%.

4

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus is on the production of high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

The Company’s primary focus for 2013 has been on completing the construction of the mid-shaft hoisting system and advancing underground development at Young-Davidson. The Company anticipates production to increase throughout the fourth quarter, primarily driven by the Young-Davidson mine, following the commissioning of the mid-shaft hoisting system. This system was commissioned in October 2013, and the Company declared commercial production at its Young-Davidson underground mine on October 31, 2013.

Production from the El Chanate mine is expected to remain relatively consistent throughout the fourth quarter. The Company is currently exploring extensions to both the northwest and southeast of the main pit with a goal to increase resources and potentially extend the life of the mine.

The Company expects to file a project description for Kemess Underground Project with federal and provincial authorities early in 2014, which will mark the commencement of the permitting process. Feasibility study optimization has progressed favourably and results are expected by the end of the year. Assay results are pending from a summer drill campaign at Kemess East, a mineralized area 1 kilometre from the Kemess Underground Project. For further information on the Kemess Underground Project and other growth projects refer to page 14.

The Company expects capital expenditures to exceed operating cash flows in 2013 due to pre-production development expenditures relating to the Young-Davidson underground mine, as well as capital expenditures on the paste backfill plant at Young-Davidson. The Company intends to fund this forecasted shortfall using cash on hand. Net free cash flow will vary depending on the price of gold, fluctuations in foreign currency exchange rates, total production and the extent of expenditures on mine development and other capital projects during the year.

During the third quarter, although the price of gold increased from the low at the end of June of $1,192 to $1,327 at the end of September, the average London PM fix declined from an average of $1,415 per ounce during Q2 2013 to an average of $1,326 per ounce during Q3 2013. While this decrease impacts company-wide revenues, the Company’s growing production profile and reduced capital requirements in future years are anticipated to allow the Company to generate positive net free cash flows, even in lower gold price environments. The Company has reviewed mine and capital plans to ensure they are optimized for any further decreases in the gold price.

On March 25, 2013, the Company provided 2013 guidance for the El Chanate and Young-Davidson mines. The press release is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Gold ounces produced(1)	38,456	29,291	115,083	66,266
Gold ounces sold(1)	40,185	23,120	121,058	58,285
Pre-production gold ounces produced(1)	10,447	7,922	27,993	19,872
Pre-production gold ounces sold(1)	10,355	8,701	28,423	13,910
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(4)	$628	$528	$640	$477
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)(4)	$497	$528	$666	$477
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)(3)(4)	$1,210	$1,167	$1,164	$1,121
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)(3)(4)	$1,087	$1,167	$1,189	$1,121
Revenue from mining operations	$54,304	$39,772	$176,849	$100,503
Production costs(2)(5)	$21,079	$14,620	$88,009	$35,328
Earnings / (loss) from operations(2)	$12,230	$3,678	$(73,929)	$17,045
Net earnings / (loss)(2)	$14,859	$42,321	$(70,358)	$35,363
Net earnings / (loss) per share, basic(2)	$0.06	$0.15	$(0.28)	$0.12
Net earnings / (loss) per share, diluted(2)	$0.04	$0.10	$(0.28)	$0.09
Operating cash flow(2)	$24,338	$(5,653)	$51,312	$582
Net free cash flow(2)(3)	$(55,734)	$(83,097)	$(134,538)	$(302,391)
Discontinued operations - Ocampo mine, El Cubo mine, and Australian operations
Gold ounces produced	-	13,890	-	113,616
Silver ounces produced	-	478,497	-	2,681,973
Gold ounces sold	-	13,684	-	114,065
Silver ounces sold	-	492,335	-	2,494,179
Cash costs per gold ounce sold, net of by-product revenues, co-product revenues and NRV adjustments(3)	$-	$212	$-	$473
Cash costs per gold ounce sold, net of by-product and co-product revenues(3)	$-	$(57)	$-	$517
Revenue from mining operations	$-	$37,291	$-	$267,548
Production costs(5)	$-	$13,658	$-	$135,411
Earnings from operations	$-	$12,592	$-	$61,832
Net (loss) / earnings	$-	$(7,781)	$-	$22,075
Net (loss) / earnings per share, basic	$-	$(0.03)	$-	$0.08
Net (loss) / earnings per share, diluted	$-	$(0.03)	$-	$0.07
Operating cash flow	$-	$9,408	$-	$79,599
Net free cash flow(3)	$-	$(20,336)	$-	$(40,665)

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

	Quarter Ended		Quarter Ended	Nine Months Ended		Nine Months Ended
	September 30		September 30	September 30		September 30
	2013		2012	2013		2012
Total
Gold ounces produced(1)	38,456		43,181	115,083		179,882
Silver ounces produced	-		478,497	-		2,681,973
Gold ounces sold(1)	40,185		36,804	121,058		172,350
Silver ounces sold	-		492,335	-		2,494,179
Pre-production gold ounces produced(1)	10,447		7,922	27,993		19,872
Pre-production gold ounces sold(1)	10,355		8,701	28,423		13,910
Average realized gold price per ounce	$1,332		$1,664	$1,440		$1,666
Average realized silver price per ounce	$-		$29.87	$-		$30.95
Cash costs per gold ounce sold, net of by-product revenues, co-product revenues and NRV adjustments(1)(2)(3)(4)	$628		$425	$640		$490
Cash costs per gold ounce sold, net of by-product and co-product revenues(1)(2)(3)(4)	$497		$340	$666		$503
Revenue from mining operations	$54,304		$77,063	$176,849		$368,051
Production costs(2)(5)	$21,079		$28,278	$88,009		$170,739
Earnings / (loss) from operations(2)	$12,230		$16,270	$(73,929)		$78,877
Net earnings / (loss)(2)	$14,859		$34,540	$(70,358)		$57,438
Net earnings / (loss) per share, basic(2)	$0.06		$0.12	$(0.28)		$0.20
Net earnings / (loss) per share, diluted(2)	$0.04		$0.07	$(0.28)		$0.16
Operating cash flow(2)	$24,338		$3,755	$51,312		$80,180
Net free cash flow(2)(3)	$(55,734)		$(103,433)	$(134,538)		$(343,057)
Total cash	$140,101		$55,690	$140,101		$55,690
Cash dividends per share, declared	$0.04	$	Nil	$0.12	$	Nil
(1)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs, prior to the declaration of commercial production.

Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces are credited against capitalized project costs.
(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

(3)	See the Non-GAAP Measures section on page 20.
(4)	Gold ounces used to calculate cash costs include ounces sold at the El Chanate and ounces produced at the Young-Davidson mine for the three and nine months ended September 30, 2013.
(5)	Production costs do not include amortization and depletion or refining costs.

7

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

During the third quarter of 2013, the Company sold 40,185 gold ounces at the El Chanate and Young-Davidson mines, a 74% increase over sales of 23,120 gold ounces in Q3 2012 when Young-Davidson contributed one month of open pit sales subsequent to the declaration of commercial production on September 1, 2012. Revenues from continuing operations increased from $39.8 million in Q3 2012, to $54.3 million in the third quarter of 2013. This $14.5 million increase in revenue was largely due to the increase in ounces sold at Young-Davidson during the quarter, partially offset by lower realized gold prices. The Company also sold 10,355 underground pre-production ounces at Young-Davidson during the third quarter of 2013; however, the related revenue was credited against capitalized costs.

The Company recognized earnings from continuing operations of $12.2 million in the third quarter of 2013, compared to earnings from continuing operations of $3.7 million in the same period of 2012. During the second quarter of 2013, as a result of declining gold prices, the Company recognized net realizable value (“NRV”) adjustments on ore in process heap leach inventory at El Chanate and low grade long-term stockpile inventory at Young-Davidson. Subsequent to June 30th, gold prices increased which resulted in a reversal of a portion of the NRV adjustments previously recognized. These adjustments totaled $4.7 million at Young-Davidson and $2.6 million at El Chanate (further discussion is provided on pages 11 and 13).

The Company reported net earnings from continuing operations of $14.9 million in the third quarter of 2013, compared to $42.3 million in Q3 2012. The decrease in earnings was primarily as a result of the increase in earnings from continuing operations discussed previously and a decrease of $32.9 million in other income associated largely with a decline in mark-to-market gains on investments and derivative instruments, offset by a decrease in foreign exchange losses of $4.2 million and a decrease in tax recoveries of $7.6 million.

In the third quarter of 2013, cash costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments, were $628, representing a 19% increase over Q3 2012 cash costs per gold ounce of $528. This quarter-over-quarter increase resulted from the addition of cash costs from the Young-Davidson open pit mine for a full quarter, whereas Q3 2012 included cash costs for the month of September subsequent to the declaration of commercial production. In addition, the El Chanate mine reported higher cash costs due to higher quantities of solution applied to the leach pad during the current period to accelerate gold recoveries and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard.

In the third quarter of 2013, all-in sustaining costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments, were $1,210, representing a 4% increase over Q3 2012 all-in sustaining costs per gold ounce of $1,167. The increase is due to the addition of costs from the Young-Davidson open pit mine and increased cash costs at the El Chanate mine, which were partially offset by lower general and administrative expense per ounce sold. Sustaining capital expenditures at El Chanate are consistent in Q3 2013 when compared to the same quarter in the prior year.

The Company reported operating cash flow from continuing operations of $24.3 million during the third quarter, an increase of $30.0 million over the operating cash flow used in continuing operations of $5.7 million in Q3 2012. This increase in operating cash flow arose primarily as a result of the $14.8 million operating cash flow contribution from the Young-Davidson open pit mine during the quarter, in addition to lower corporate expenses. After deducting capital expenditures of $80.1 million, Company’s Q3 2013 net free cash flow from continuing operations was negative $55.7 million.

8

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF NINE MONTH FINANCIAL RESULTS

During the first nine months of 2013, the Company sold 121,058 gold ounces compared to sales of 58,285 gold ounces in the first nine months of 2012 when the Young-Davidson open pit mine contributed one month of sales subsequent to the declaration of commercial production on September 1, 2012. Revenues from continuing operations during the first nine months of 2013 increased to $176.8 million, as compared to revenues from continuing operations of $100.5 million in the same period in 2012. This $76.3 million increase in revenue was due to the addition of ounces sold at the Young-Davidson open pit mine, and was partially offset by lower realized gold prices in 2013. The Company also sold 28,423 underground pre-production ounces at Young-Davidson during the first nine months of 2013; however, the related revenues have been credited against capitalized costs.

The Company recognized a loss from continuing operations of $73.9 million in the first nine months of 2013, compared to earnings from continuing operations of $17.0 million in the first nine months of 2012. During the second quarter, primarily as a result of the impact of lower gold prices, the Company recorded an impairment charge against goodwill associated with the El Chanate mine of $80.0 million. Lower gold prices also resulted in the recognition of an impairment charge of $18.7 million in Q2 2013 on the retained interest royalty in the future life-of-mine free cash flows of the Australian Operations, which were disposed of in 2012. In addition, the Company recognized NRV adjustments on ore in process heap leach inventory at El Chanate and low grade long-term stockpile inventory at Young-Davidson of $4.5 million and $0.4 million, respectively (further discussion is provided on pages 13 and 11). Before these impairment charges and net realizable value adjustments, earnings from continuing operations were $29.7 million, a 75% increase over 2012. This increase was due to earnings from operations at Young-Davidson, which achieved commercial production on September 1, 2012.

The Company reported a net loss from continuing operations of $70.4 million year-to-date in 2013, compared to a net loss from continuing operations of $35.4 million in the first nine months of 2012. The decrease in earnings was primarily as a result of the decrease in earnings from continuing operations discussed above, a decrease of $19.9 million in other income associated largely with a decrease in mark-to-market gains on investments and derivative instruments, a $12.5 million increase in income tax expense, which were partially offset by an increase in foreign exchange gains of $17.9 million.

During the first nine months of 2013, consolidated cash costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments were $640, representing a 34% increase over 2012 cash costs per gold ounce of $477. This year-over-year increase resulted from the addition of cash costs from the Young-Davidson open pit mine for an additional eight months, combined with higher cash costs at the El Chanate mine, consistent with the results for the third quarter of 2013. In the first nine months of 2012, cash costs per gold ounce from continuing operations included cash costs from the El Chanate mine as well as cash costs from the Young-Davison open pit mine subsequent to September 1, 2012.

During the first nine months of 2013, all-in sustaining costs per gold ounce from continuing operations, net of by-product revenues and NRV adjustments, were $1,164, representing a 4% increase over year-to-date 2012 all-in sustaining costs per gold ounce of $1,121. The increase resulted from the addition of costs from the Young-Davidson open pit mine and increased cash costs at the El Chanate mine, offset by lower general and administration expense per ounce sold, consistent with the results for the third quarter of 2013.

The Company reported operating cash flow from continuing operations of $51.3 million during the first nine months of 2013, an increase of $50.7 million from the prior year-to-date result of $0.6 million. This increase in operating cash flow arose primarily as a result of additional operating cash flow contributed from the Young-Davidson open pit mine, partially offset by lower operating cash flow at the El Chanate mine due to lower realized prices and higher cash costs per ounce. After deducting capital expenditures of $185.9 million, the Company’s 2013 net free cash flow from continuing operations was negative $134.5 million.

9

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totalling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces in the 1930s – 1950s. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill.

During the third quarter, the Young-Davidson underground mine was in the pre-production period, and all related revenues generated from ounces sold were credited against capitalized development costs. During October, the Company commissioned the midshaft loading pocket and shaft hoisting infrastructure, and began hoisting underground ore to surface. Prior to October, the Company was trucking ore to surface through the exploration ramp. On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine. Subsequent to October 31, 2013, all revenues generated from ounces sold will be recognized in earnings.

During the quarter, the Company continued construction on the paste backfill plant, which is expected to be commissioned during the fourth quarter of 2013.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Underground Operations
Tonnes of ore mined	130,344	-	378,640	-
Average grade of gold(1)	2.78	-	2.65	-
Metres developed	2,620	-	7,006	-
Open Pit Operations
Total tonnes mined	2,798,326	3,038,074	8,972,560	7,514,972
Tonnes of ore mined	724,626	563,857	2,471,681	2,083,972
Average grade of gold(1)	1.25	0.88	1.20	1.01
Tonnes stockpiled ahead of the mill	2,406,463	1,149,366	2,406,463	1,149,366
Average grade of gold(1)	0.85	0.88	0.85	0.88
Mill Operations
Tonnes of ore processed	620,744	539,677	1,841,191	934,606
Average grade of gold(1)	1.69	1.18	1.71	1.17
Average gold recovery rate	89%	87%	87%	87%
Gold ounces produced	19,652	9,903	59,639	9,903
Pre-production gold ounces produced(2)	10,447	7,922	27,993	19,872
Total gold ounces produced	30,099	17,825	87,632	29,775
Gold ounces sold	22,127	3,999	64,047	3,999
Pre-production gold ounces sold(2)	10,355	8,701	28,423	13,910
Total gold ounces sold	32,482	12,700	92,471	17,909
(1)	Grams per tonne.
(2)	Includes all underground ounces produced and sold, and all open pit ounces produced and sold in 2012 prior to the declaration of commercial production.

The Company mined 130,344 ore tonnes, or 1,417 tonnes per day (“TPD”), from the Young-Davidson underground mine during the quarter, at a grade of 2.78 gold grams per tonne. During the first nine months of 2013, the Company mined 378,640 ore tonnes, or 1,387 tonnes per day, at a grade of 2.65 gold grams per tonne. Ore grades from the underground mine have been at or above expected grades for areas developed during the first nine months of the year. The year-to-date mining rate was 1,387 TPD, which exceeds the 1,000 TPD forecasted by the Company. Subsequent to October 31, 2013, mining rates will begin to increase as the mid-shaft hoisting system ramps up to design levels.

During the quarter, the Company mined 2,798,326 tonnes, or 30,417 TPD, at the Young-Davidson open pit, including 724,626 ore tonnes at a grade of 1.25 gold grams per tonne. Although the Company mined 239,748 fewer total tonnes than in Q3 2012, 160,769 more ore tonnes were mined in the current quarter. During the first nine months of 2013, the Company mined 2,471,681 ore tonnes at a grade of 1.20 gold grams per tonne. Total tonnes mined, ore tonnes mined and grade are higher in the current year as the Company was ramping up open pit operations in early 2012, which resulted in the mining of fewer tonnes at a lower grade. At the end of Q3 2013, the Company had a total of 2,406,463 tonnes of low grade ore stockpiled ahead of the mill, averaging 0.85 gold grams per tonne. The majority of the remaining stockpile is expected to be processed near the end of the mine life.

10

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, the Company processed 620,744 tonnes, or 6,747 TPD, at the Young-Davidson mill facility, with gold grades averaging 1.69 grams per tonne. This represents a 15% increase over the 539,677 tonnes processed in Q3 2012 due to operational improvements made over the past year. Grades processed are significantly higher in the current year due to higher grade underground ore being processed, whereas 2012 production was entirely from the open pit. Grades processed are expected to continue to increase in Q4 2013, as underground mining rates and grades improve subsequent to the October 31, 2013 declaration of commercial production in the underground mine, and the mill receives a higher contribution of underground ore. During the first nine months of 2013, the Company processed 1,841,191 tonnes, or 6,744 TPD, with gold grades averaging 1.71 grams per tonne. Year-to-date tonnes processed are significantly higher in the current year, as the mill was not in operation until April 2012.

Young-Davidson produced 30,099 gold ounces during the quarter, including 10,447 pre-production ounces related to underground operations, compared to 17,825 ounces produced in Q3 2012. The significant increase in production is due to the higher tonnage processed, higher grades and improved recoveries when compared to the third quarter of 2012. During the first nine months of 2013, Young-Davidson produced 87,632 gold ounces, including 27,993 pre-production ounces related to underground operations. In Q3 2012, the Company produced 29,775 gold ounces, including 19,872 pre-production ounces produced prior to the declaration of commercial production on September 1, 2012.

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Revenue from mining operations	$29,584	$7,067	$93,019	$7,067
Production costs	$11,501	$3,478	$45,677	$3,478
Refining costs	$38	$-	$107	$-
Amortization and depletion	$7,942	$776	$25,252	$776
Earnings from operations	$10,103	$2,740	$21,983	$2,740
Cash flow from operations	$14,793	$(3,159)	$46,379	$(3,159)
Capital expenditures	$(63,741)	$(64,178)	$(146,496)	$(264,272)
Net free cash flow(1)	$(48,948)	$(67,337)	$(100,117)	$(267,431)
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)	$666	$639	$692	$639
Cash costs per gold ounce, net of by-product revenues(1)	$499	$639	$697	$639
(1)	See the Non-GAAP Measures section on page 20.

During the quarter, the Company recognized revenues of $29.6 million and earnings from operations of $10.1 million at Young-Davidson. Revenue has been recognized only on ounces sold that were attributable to open pit production, while revenue associated with underground pre-production has been credited against capitalized costs. Earnings from operations includes an NRV reversal of $4.7 million, as discussed below, and $2.3 million of amortization and depletion relating to the acquisition date fair value adjustment on property, plant and equipment and mining interests. Year-to-date, Young-Davidson recognized $22.0 million in earnings from operations.

In Q2 2013, Company recognized the NRV adjustment of $5.2 million on the low grade long-term stockpile inventory due to the significant decline in the price of gold in the period from March 31, 2013 to June 30, 2013. Of this amount, $3.6 million was recognized in production costs and $1.6 million was recognized in amortization and depletion. Subsequent to June 30th, the price of gold increased and, at September 30, 2013, $4.7 million of this NRV adjustment was reversed. $3.3 million of this reversal was recognized as a credit to production costs and $1.4 million was recognized as a credit to amortization and depletion. The total year-to-date impact of NRV adjustments is an expense of $0.4 million relating to ore processed during the third quarter, of which $0.3 million was recognized in production costs and $0.1 million was recognized in amortization and depletion. While the Company reversed the entire NRV adjustment relating to inventory on hand at September 30, 2013, subsequent declines in the gold price could result in NRV adjustments in future periods.

During the third quarter, capital expenditures at Young-Davidson of $63.7 million exceeded operating cash flow of $14.8 million, resulting in negative net free cash flow of $48.9 million. Capital expenditures in the third quarter included $39.4 million in site infrastructure, $29.0 million in underground development, $7.9 million in capitalized stripping activities and $1.2 million in exploration expenditures, which were partially offset by $13.8 million in revenue from the sale of pre-production underground ounces. During the first nine months of 2013, capital expenditures at Young-Davidson of $146.5 million exceeded operating cash flow of $46.4 million, resulting in negative net free cash flow of $100.1 million.

During the quarter, cash costs per gold ounce at the Young-Davidson mine, which is net of by-product revenues and the impact of NRV adjustments, were $666. This result was in line with expectations as cash costs are anticipated to decline as production increases and grades improve subsequent to the commissioning of the mid-shaft hoisting system on October 31, 2013. During the first nine months of 2013, cash costs per gold ounce at the Young-Davidson mine were $692.

11

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON EXPLORATION

During the third quarter, the Company completed 7,030 metres of drilling at Young-Davidson. One hole was completed and two holes are ongoing in the YD West Shirriff area, where drilling in 2012 intersected anomalous gold in the same rock with similar alteration to that in the main zones at the Young-Davidson mine. Four holes targeted the Lower Boundary Zone for conversion of resources from inferred to measured and indicated and two holes tested a structural target west of the YD West extension.

In the first nine months of the year the Company carried out 50 kilometres of induced polarization geophysics on the southern portion of the property. Mechanical trenching of the anomalies that are close to surface was completed and two IP anomalies were drill tested.

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Open Pit Operations
Total tonnes mined	8,034,921	9,320,086	26,606,116	25,717,468
Tonnes of ore mined	2,266,092	2,209,510	6,897,590	6,887,316
Capitalized stripping tonnes(1)	4,134,032	4,612,330	12,948,338	12,665,709
Average grade of gold(2)	0.51	0.58	0.57	0.57
Tonnes stockpiled ahead of the heap leach pad	170,120	153,294	170,120	153,294
Average grade of gold(2)	0.60	0.68	0.60	0.68
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,708,524	1,724,393	5,101,983	5,293,098
Average grade of gold processed(2)	0.62	0.67	0.70	0.68
Low grade ore placed on the heap leach pad	569,285	766,511	1,776,668	2,596,888
Average grade of gold processed(2)	0.19	0.22	0.19	0.19
Total tonnes of ore processed	2,277,809	2,490,904	6,878,651	7,889,986
Average grade of gold processed(2)	0.51	0.53	0.57	0.52
Gold ounces produced	18,804	19,388	55,444	56,363
Gold ounces sold	18,058	19,121	57,011	54,286
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

(2)	Grams per tonne.

During the quarter, the Company mined 8,034,921 tonnes at the El Chanate open pit, including 2,266,092 ore tonnes. Mining rates of 87,336 TPD were lower than the average rate achieved during Q3 2012 of 101,305 TPD primarily due to reduced mining contractor equipment fleet availability. During the first nine months of 2013, the Company mined 26,606,116 tonnes, or 97,458 TPD, an increase of 4% over the prior year-to-date mining rates.

Capitalized stripping activities totaled 4,134,032 tonnes during the third quarter of 2013, compared to 4,612,330 tonnes during Q3 2012. All of the capitalized stripping tonnes during the third quarter were mined as part of the southeast push-back of the pit. Overall, stripping activities at El Chanate represented a capital investment of $8.3 million during the third quarter of 2013, compared to $7.1 million in Q3 2012.

The Company crushed and placed 1,708,524 tonnes of ore from the open pit on the heap leach pad in Q3 2013, at an average rate of 18,571 TPD, consistent with the average rate during Q3 2012 of 18,743 TPD. During the quarter, the Company also placed 569,285 tonnes, or 6,188 TPD, of low grade run-of-mine material on the heap leach pad. Total tonnes processed of 2,277,809 tonnes, or 24,759 TPD, represents a 9% decrease over stacking rates in the third quarter of 2012, primarily due to a decrease in low-grade run-of-mine material stacked. During the first nine months of 2013, the Company placed 6,878,651 tonnes of ore, or 25,197 TPD, a decline of 13% over the prior year-to-date stacking rates which was due to a decline in low-grade run-of-mine material stacked.

12

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold grades crushed and placed averaged 0.62 grams per tonne, which declined from grades crushed and placed during Q3 2012 due to mine sequencing. Year-to-date grades crushed and placed in 2013 are consistent with those realized in 2012. During the quarter, total gold grades averaged 0.51 grams per tonne placed, which was consistent with the same period of the prior year. Lower gold grades on ore crushed and placed were offset by higher overall grades placed due to a decline low grade run-of-mine material stacked. During the first nine months of 2013, total gold grades, including run-of-mine material, averaged 0.57 grams per tonne placed, an increase of 10% from the same period of the prior year. The primary reason for the year-to-date increase in grades was the decline in low grade run-of-mine material stacked in the current year as compared to the prior year.

During the quarter and year-to-date, the Company produced 18,804 and 55,444 gold ounces, respectively, consistent with the 19,388 and 56,363 gold ounces produced in the same periods of the prior year.

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Revenue from mining operations	$24,720	$32,705	$83,830	$93,436
Production costs(1)	$9,578	$11,142	$42,332	$31,850
Refining costs	$99	$92	$280	$308
Amortization and depletion	$3,939	$3,020	$12,385	$7,992
Earnings from operations(1)	$10,822	$18,379	$(52,289)	$52,943
Cash flow from operations(1)	$15,784	$13,163	$28,631	$39,923
Capital expenditures(1)	$(11,745)	$(11,276)	$(33,806)	$(32,500)
Net free cash flow(1)(2)	$4,039	$1,887	$(5,175)	$7,423
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)	$588	$470	$586	$448
Cash costs per gold ounce, net of by-product revenues(1)(2)	$496	$470	$634	$448
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

(2)	See the Non-GAAP Measures section on page 20.

The Company recognized earnings from operations at El Chanate of $10.8 million during the third quarter of 2013, compared to earnings from operations of $18.4 million in Q3 2012. The decrease in earnings was primarily due to a decline in realized gold prices and an increase in production costs, which was partially offset by a $2.6 million NRV reversal, as discussed below. Year-to-date, El Chanate recognized a $52.3 million loss from operations, compared to earnings from operations of $52.9 million in the prior year. This decrease resulted primarily from an $80.0 million goodwill impairment charge, that resulted from the a downward revision of the Company’s gold price assumptions at June 30, 2013.

In Q2 2013, the Company recognized a non-cash NRV adjustment of $7.1 million on ore in process heap leach inventory, of which $6.5 million was recognized in production costs and $0.6 million was recognized in amortization and depletion. This adjustment was required for the portion of the heap leach pad where the lower grade run-of-mine material is stacked, and arose due to the significant decline in gold price during the second quarter. Subsequent to June 30th, the price of gold increased and, at September 30, 2013, $2.6 million of this NRV adjustment was reversed. $2.4 million of this reversal was recognized as a credit to production costs and $0.2 million was recognized as a credit to amortization and depletion. The total year-to-date impact of NRV adjustments is an expense of $4.5 million, of which $4.1 million was recognized in production costs and $0.4 million was recognized in amortization and depletion. Should metal prices continue to appreciate, the NRV adjustment could be further reversed in future periods. Conversely, declines in the gold price could result in additional NRV adjustments.

El Chanate generated $15.8 million in operating cash flow during the quarter, an increase of $2.6 million from Q3 2012 operating cash flow of $13.2 million, primarily due to the collection of outstanding receivables during the current quarter, partially offset by lower revenues due to a decline in realized gold prices. El Chanate generated $4.0 million in net free cash flow, an increase of $2.2 million from net free cash flow of $1.9 million in Q3 2012. Q3 2013 capital expenditures at El Chanate included $8.3 million in capitalized stripping activities, $1.2 million in other sustaining capital and optimization initiatives, and $2.2 million in exploration expenditures. During the first nine months of 2013, capital expenditures at El Chanate of $33.8 million exceeded operating cash flow of $28.6 million, resulting in negative net free cash flow of $5.2 million. Net free cash flow declined on a year-to-date basis primarily due to the decline in revenue and an increase in production costs.

During the quarter, cash costs per gold ounce at the El Chanate mine, which is net of by-product revenues and the impact of NRV adjustments, were $588, an increase of 25% over cash costs per gold ounce of $470 in Q3 2012. Year-to-date, cash costs per gold ounce, net of by-product revenues and the impact of NRV adjustments, were $586, an increase of 31% over the same period of the prior year. These increases were due to higher quantities of solution applied to the leach pad during the current year to accelerate gold recoveries and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard.

13

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE EXPLORATION

During the third quarter, the Company completed 27,484 metres of drilling at El Chanate. Forty-six holes were completed in the Rono area (northwest of the pit), twelve holes were completed within the pit, and sixty-eight holes were completed south east of the pit toward and within the Loma Prieta area. Results received to date have been encouraging in all three areas.

Further details on the results to date for the 2013 drilling program are highlighted in the Company’s September 12, 2013 press release, which can be found on the Company’s website at www.auricogold.com.

EXPLORATION REVIEW

KEMESS UNDERGROUND PROJECT

During the quarter, drilling continued at Kemess East, located approximately 1 kilometre from the Kemess Underground Project. The objective of the drill program is to follow up on some encouraging results realized in 2007. Optimization work on the feasibility study is underway and the Company is advancing a number of initiatives to improve the economics of the project.

EL CHANATE EXTENSION

On June 28, 2013, the Company entered into an option and joint venture agreement with Highvista Gold Inc., entitling the Company to earn up to a 70% interest in mineral rights along the Chanate Fault to the northwest of the El Chanate mine. Drilling on this property commenced subsequent to the quarter, in October.

ORION EXPLORATION PROJECT

The Company and Minera Frisco S.A.B. de C.V. each hold a 50% joint venture interest in the Orion exploration project, located in the state of Nayarit, Mexico. This project includes a large land position consisting of 114,308 hectares of mineral rights that cover an extensively drilled vein deposit and numerous vein exploration targets elsewhere on the property.

LAS LAJAS PROJECT

On June 13, 2013, the Company signed an option agreement with Minera Goldzone SA de CV to acquire a 100% interest in the Las Lajas Project, an 8,145 hectare property consisting of 6 contiguous mining concessions located in southern Sonora State, Mexico. The property was acquired on the basis of the number of gold occurrences and associated geochemical anomalies over a large area in a setting favourable for mesothermal gold deposits. Field work is being initiated immediately and it is anticipated that the first drill program will take place in the fourth quarter of this year.

INVESTMENT IN RAPIER GOLD

During the first quarter of 2013, the Company participated in the initial public offering of Rapier Gold Inc., resulting in an ownership interest of approximately 20%. Rapier Gold Inc. is an exploration company focused on the 16,000 hectare Pen Gold Project, which is approximately 75 kilometres southwest from Timmins, Ontario. A 4,360 metre drill program has intersected gold in five of the thirteen holes at readily identifiable contacts and another hole has intersected an altered rock type that is indicative of the potential for volcanogenic massive sulfides (copper zinc deposits) that are well known in the Timmins and Noranda areas.

CONSOLIDATED EXPENSES

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012(1)	2013	2012(1)
Reclamation, care and maintenance costs	$2,048	$8,337	$4,290	$12,173
General and administrative	$6,646	$8,810	$20,768	$24,091
Exploration and business development	$207	$349	$756	$879
Impairment charges	$-	$-	$98,688	$1,537
Finance costs	$440	$778	$1,576	$1,340
Foreign exchange loss / (gain)	$2,746	$6,986	$(5,820)	$12,106
Other income	$(3,260)	$(36,234)	$(9,384)	$(29,263)
Equity (earnings) / loss of jointly-controlled entity	$(18)	$-	$38	$-
(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company’s Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2012.

14

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Reclamation, care and maintenance costs in 2013 and 2012 were comprised of site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage. Quarterly and year-to-date reclamation expenses have declined from the prior period largely due to the recognition of a $5.4 million reclamation expense in Q3 2012, which was a result of additional reclamation activities conducted at Kemess South that had not previously been provided for in the Company’s reclamation provision.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation costs for the quarter and year-to-date periods in 2013 were $2.0 million and $5.7 million, respectively, compared to $2.0 million and $5.0 million, respectively, in 2012. Overall, general and administrative costs for the first nine months of 2013 decreased by $3.3 million over the prior year period primarily as a result of costs incurred during 2012 associated with the integration of Northgate Minerals Corporation as well as the weakening of the Canadian dollar.

During the second quarter of 2013, the Company recognized an $80.0 million impairment charge on the El Chanate mine, as previously described. In addition, the Company recognized an $18.7 million impairment charge on the retained interest royalty in the Australian Operations. The retained interest royalty grants the Company an interest in future net free cash flows to be generated by the Australian Operations which were disposed of in 2012. Once the Company updated its fair value estimate for changes in gold price assumptions at June 30, 2013, the result was lower than the current carrying value of the asset and an impairment charge was recognized.

Foreign exchange losses decreased by $4.2 million quarter-over-quarter. The foreign exchange loss recognized in Q3 2013 was due to the strengthening of the Canadian dollar, partially offset by the weakening of the Mexican peso during the quarter. The weakening of these currencies result in foreign exchange gains, while the strengthening of these currencies result in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Canadian dollars and Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso. During the first nine months of 2013, foreign exchange gains and losses changed by $17.9 million, from a loss of $12.1 million in 2012 to a gain of $5.8 million in 2013. The primary cause of the gain in the current year was the weakening of the Canadian dollar and Mexican peso, whereas the prior year loss was due primarily to the strengthening of the Mexican peso.

Quarter-over-quarter, other income decreased by $33.0 million primarily as a result of gains recognized in Q3 2012 including $20.3 million in unrealized gains on investments primarily due to an increase in the value of the shares in Endeavour Silver obtained upon the sale of the El Cubo mine, a $14.4M unrealized gain on the fair value of the option component of convertible notes, and a $5.1M unrealized gain on the fair value of contingent consideration. Other income in Q3 2013 primarily consists of a $3.9M unrealized gain on the fair value of the option component of convertible notes. Year-to-date, other income decreased by $19.9 million, from $29.3 million in the first nine months of 2012 to $9.4 million in first nine months of 2013 primarily due to the same reasons discussed above for the quarter-over-quarter change.

Year-to-date, the Company recognized its share of the loss relating to the Orion exploration project, which is accounted for a jointly-controlled entity using the equity method. This arrangement was agreed upon in December of 2012.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

On October 31, 2013, the Mexican Senate approved the 2014 tax reform bill which will affect future earnings generated from the Company’s operations in Mexico beginning January 1, 2014. For further details, refer to page 19.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During Q3 2013, the Company recognized a current tax recovery of $1.9 million and a deferred tax recovery of $0.6 million, compared to a current tax expense of $7.0 million and a deferred tax recovery of $17.2 million in Q3 2012. The decrease in current tax expense primarily resulted from the lower taxable income at the El Chanate mine. The deferred tax recovery in both periods primarily resulted from the strengthening of the Canadian dollar relative to the US dollar, which resulted in a decrease in taxable temporary differences associated with the Company's Canadian property, plant, and equipment and mining interests. In Q3 2013, foreign exchange had a less significant impact on the deferred tax recovery than in Q3 2012. Deferred tax recoveries were also higher due to a deferred tax recovery from the ongoing amortization of property, plant and equipment and mining interests acquired as part of the acquisitions of Capital Gold Corporation and Northgate Minerals Corporation in 2011. On a year-to-date basis, the Company recognized a current tax expense of $3.6 million and a deferred tax expense of $6.4 million, compared to a current tax expense of $18.9 million and a deferred tax recovery of $21.4 million in 2012.

15

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	As at	As at
	September 30	December 31
	2013	2012

Current assets(1)	$287,025	$743,654

Current assets decreased largely due to the completion of the substantial issuer bid during the year, which resulted in a cash outflow of $301.1 million (including transaction costs), as well as a decline in cash on hand resulting from capital expenditures at Young-Davidson, that were in excess of funds contributed from operations.

Long-term assets(1)	2,208,634	2,151,587	Long-term assets increased due to capital expenditures incurred year-to-date, primarily at Young-Davidson, which were partially offset by impairment charges recorded in the second quarter of 2013.

Total assets	$2,495,659	$2,895,241

Current liabilities	$105,395	$95,381	Current liabilities were consistent between December 31, 2012 and September 30, 2013.

Long-term financial liabilities	167,275	183,532	Long-term financial liabilities decreased due to a reduction in the fair value of the option component of convertible senior notes and lease payments during the year.

Other long-term liabilities	318,203	320,491	Other long-term liabilities were largely consistent between December 31, 2012 and September 30, 2013.

Total liabilities	$590,873	$599,404

Shareholders’ equity(1)	$1,904,786	$2,295,837

Shareholders' equity decreased primarily as a result of the completion of the substantial issuer bid during the first quarter, the net loss recognized in the first nine months of the year and dividends declared during the year.

(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

16

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Refer to the Outlook and Strategy section on page 5 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 18.

CASH FLOW

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Cash flow from operating activities(1)(2)	$24,338	$(5,653)	$51,312	$582
Cash flow (used in) / from investing activities(1)(2)	(84,275)	21,713	(194,027)	(151,680)
Cash flow (used in) / from financing activities(1)	(10,522)	4,156	(320,781)	73,699
Effect of foreign exchange rates on cash(1)	855	274	196	(1,523)
(Decrease) / increase in cash from continuing operations	(69,604)	20,490	(463,300)	(78,922)
Decrease in cash from discontinued operations	-	(20,825)	-	(44,832)
Total cash, beginning of period	209,705	56,025	603,401	179,444
Total cash, end of period	$140,101	$55,690	$140,101	$55,690
(1)

Exclusive of discontinued operations as cash flows from discontinued operations is presented separately in the Company's Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

Operating activities contributed cash flows of $24.3 million during Q3 2013, as compared to Q3 2012 when operating activities from continuing operations used cash of $5.7 million. The increase in operating cash flow is primarily due to additional cash flow contributed from Young-Davidson during the quarter, which was partially offset by a decline in realized gold prices and an increase in production costs at El Chanate during the current quarter. Year-to-date, operating activities contributed cash flows of $51.3 million during 2013, as compared to 2012 when operating activities from continuing operations contributed cash of $0.6 million. The increase in operating cash flow is primarily due to cash flow contributed from Young-Davidson during the first nine months of 2013, and was partially offset by a decline in year-to-date operating cash flow at El Chanate due to the reasons discussed above.

During the quarter, investing activities from continuing operations used cash of $84.3 million, which compared to $21.7 million contributed in the third quarter of 2012. The contribution of cash from investing activities in Q3 2012 was due to $99.2 million in proceeds received on the disposition of the El Cubo and Guadalupe y Calvo assets. Capital expenditures in Q3 2013 of $80.1 million included $63.7 million at Young-Davidson, $11.7 million at El Chanate, and $4.6 million in exploration activities at Kemess. Year-to-date, investing activities used cash of $194 million compared to $151.7 million in the same period of the prior year. The decline in cash used in investing activities was due to lower capital expenditures at Young-Davidson in 2013 subsequent to the declaration of commercial production.

Financing activities used cash of $10.5 million during Q3 2013, as compared to Q3 2012 when financing activities from continuing operations contributed cash of $4.2 million as a result of $5.1 million in proceeds from equipment financing. Q3 2013 financing cash outflows related to dividend and equipment financing payments made during the quarter. Year-to-date, financing activities used cash of $320.8 million compared to 2012 when financing activities contributed $73.7 million. The increase in cash used is primarily due to the $301.1 million paid to complete the substantial issuer bid during Q1 2013 and $19.8 million in dividend payments subsequent to the introduction of a dividend program in early 2013.

In the third quarter and first nine months of 2012, cash flows from discontinued operations decreased the Company’s cash balance by $20.8 million and $44.8 million, respectively.

CREDIT FACILITY

On January 31, 2013, the Company amended the revolving credit facility, which reduced the borrowing capacity from $250 million to $150 million. The credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company, and matures on April 25, 2016. No payments are due until the maturity date, which may be extended upon mutual agreement by all parties. At September 30, 2013, the Company had no amounts drawn under this revolving facility.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONVERTIBLE DEBT

The Company has $167.0 million in convertible senior notes which pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on October 29, 2013, the conversion rate is 92.6603 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.79 per common share.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at September 30, 2013 is as follows:

(in thousands)
	Total	Less than 1 year	1 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years
Trade payables and accrued liabilities	$70,708	$70,708	$-	$-	$-	$-
Dividend payable	9,909	9,909	-	-	-	-
Current income tax liability	4,586	4,586	-	-	-	-
Debt	185,253	3,173	12,158	169,923	-	-
Equipment financing obligations	15,407	5,613	7,999	1,719	75	-
Future purchase commitments	15,701	15,701	-	-	-	-
Total	$301,564	$109,690	$20,158	$171,642	$75	$-

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at September 30, 2013:

	September 30, 2013	December 31, 2012
Authorized:

Unlimited number of common shares

Issued:

Common shares	247,102,445	282,326,547

The decline in share count between December 31, 2012 and September 30, 2013 was due to the completion of the Company’s substantial issuer bid, which resulted in the purchase and cancellation of 36,144,578 common shares worth $300 million.

The following table sets out the common shares, stock options, deferred share units and performance share units outstanding as at the date of this MD&A:

November 7, 2013
Common shares	247,568,379
Stock options	8,976,072
Deferred share units	248,594
Performance share units	225,408
257,018,453

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.79 per share that could result in the issuance of 15,474,273 common shares.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

During the nine months ended September 30, 2013, the Company recognized an unrealized gain of $0.7 million in net earnings relating to fair value adjustments on forward contracts. In addition, during the three and nine months ended September 30, 2013, the Company recognized realized gains of $0.3 million and $0.1 million, respectively, on forward contracts that settled during the period. At September 30, 2013, the Company has no foreign exchange derivatives outstanding.

Forward contracts settled during the three and nine months ended September 30, 2012, prior to the discontinuation of hedge accounting, resulting in losses of $0.5 million and $2.3 million, respectively. Year-to-date, the recognition of these hedging losses resulted in a $0.8 million increase in production costs, a $0.5 million increase in inventory, a $0.1 million increase in general and administrative costs, and a $0.9 million increase in mining interests. All prior period hedge accounting adjustments have been included in net earnings from discontinued operations as the hedge related to the Ocampo mine. At September 30, 2012, due to the pending sale of the Ocampo mine, the Company discontinued the hedging relationship resulting in a reclassification of $1.9 million in accumulated losses from other comprehensive income to net earnings.

The Company also holds certain financial instruments as investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a joint venture interest in the Orion exploration project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time-to-time, contribute cash or other assets to the jointly-controlled entity. At September 30, 2013, the Company had a receivable from the jointly-controlled entity of $1.4 million.

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The purpose of the plan is to attract, retain and motivate persons of training, experience and leadership as directors, officers, employees and consultants of the Company and its subsidiaries, to advance the long-term interests of the Company by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Company, and to promote a greater alignment of interests between such persons and shareholders of the Company. For the purpose of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

EVENTS AFTER THE REPORTING PERIOD

(a)	Declaration of commercial production

On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine. Commissioning of the shaft hoisting system is a key project milestone that will support increased underground productivities and favourable unit cost efficiencies over the life of the mine. Subsequent to October 31, 2013 all revenues generated from ounces sold will be recognized in earnings along with the related operating costs. In addition, at October 31, 2013, the book value of underground mineral properties that had been previously classified as non-depletable were reclassed to depletable mineral properties. Subsequent to October 31, 2013, the Company will begin to recognize depletion expense relating to all ounces produced from the underground mine at Young-Davidson.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(b)	Mexican tax reform

On September 8, 2013, the Executive Branch of the Mexican government presented its 2014 tax reform bill to Congress with a proposed effective date of January 1, 2014. As of October 31, 2013 the bill had been approved by the Mexican House of Representatives, the Tax Commission of the Senate, and the Senate. The bill has now been sent to the President for signature and enactment, which is expected to occur in November. All approved changes will be effective prospectively from January 1, 2014.

The tax reform bill introduces a Special Mining Duty and a New Extraordinary Mining Duty, both of which will be payable annually by all holders of productive mining concessions. The Special Mining Duty will be calculated as 7.5% of earnings before interest, taxes, depreciation and amortization as determined under Mexican income tax law, including certain specific deductions. The New Extraordinary Mining Duty will be computed as 0.5% of gold and silver sales. Both of these taxes are deductible for the purposes of calculating Mexican income tax.

Other changes introduced with the tax reform bill include (i) the approval of a permanent 30% corporate income tax rate, (ii) the elimination of the immediate deduction of fixed assets, (iii) the abolishment of the Single Rate Tax Law (IETU), and (iv) the introduction of a new 10% dividend withholding tax to be levied on payments to individuals or foreign shareholders. The Company expects treaty benefits to be applicable to the 10% dividend withholding tax.

The Company is currently evaluating the impact of the final legislation.

NON-GAAP MEASURES

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.

CASH COST PER OUNCE CALCULATION

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. This measure is calculated by adjusting production and refining costs as recorded in the Company’s interim unaudited consolidated financial statements for by-product revenues, production costs associated with unsold ounces, and production costs associated with acquisition-date fair value adjustments. The calculation of cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from silver and other non-gold byproduct sales. The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

20

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of cash cost per ounce to the unaudited condensed consolidated financial statements:

(in thousands, except ounces and cash cost per gold ounce)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Production costs (1)	$21,079	$14,620	$88,009	$35,328
Refining costs	$137	$92	$387	$308
Inventory and other adjustments(2)	$(1,690)	$1,695	$(8,081)	$(1,919)
Total cash costs	$19,526	$16,407	$80,315	$33,717
Divided by gold equivalent ounces(3)	38,250	29,534	118,449	65,246
Total cash cost per gold equivalent ounce	$510	$556	$678	$517
Total cash costs (per above)	$19,526	$16,407	$80,315	$33,717
By-product revenues(4)	$(776)	$(1,096)	$(2,607)	$(3,096)
Total cash costs, net of by-product revenues	$18,750	$15,311	$77,708	$30,621
Divided by gold ounces(5)	37,710	29,024	116,650	64,189
Total cash cost per gold ounce, net of by-product revenues	$497	$528	$666	$477
Total cash costs, net of by-product revenues (per above)	$18,750	$15,311	$77,708	$30,621
NRV adjustments(6)	$4,942	$-	$(3,062)	$-
Total cash costs, net of by-product revenues and NRV adjustments	$23,692	$15,311	$74,646	$30,621
Divided by gold ounces	37,710	29,024	116,650	64,189
Total cash cost per gold ounce, net of by-product revenues and NRV adjustments	$628	$528	$640	$477
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

(2)

Inventory adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations (including $2.1 million relating to a NRV adjustment for the three and nine months ended September 30, 2013) as well as the movement in costs associated with unsold gold ounces at Young-Davidson. The total of these adjustments for the three and nine months ended September 30, 2013 and 2012 were as follows:

El Chanate	$(14)	$(1,193)	$(4,145)	$(4,807)
Young-Davidson	$(1,676)	$2,888	$(3,936)	$2,888
	$(1,690)	$1,695	$(8,081)	$(1,919)
(3)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(4)

By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in Revenue from mining operations in the Company's financial statements. The total by-product silver revenues adjustments for the three and nine months ended September 30, 2013 and 2012 were as follows:

El Chanate	$(711)	$(1,054)	$(2,319)	$(3,054)
Young-Davidson	$(65)	$(42)	$(288)	$(42)
	$(776)	$(1,096)	$(2,607)	$(3,096)
(5)

Gold ounces include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine for the three and nine months ended September 30, 2013. The total NRV adjustments recognized during the three and nine months ended September 30, 2013 were as follows:

El Chanate	$1,658	$-	$(2,763)	$-
Young-Davidson	$3,284	$-	$(299)	$-
	$4,942	$-	$(3,062)	$-
(6)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2012.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces and cash cost per gold ounce)
		Quarter Ended	Quarter Ended		Nine Months Ended	Nine Months Ended
		September 30	September 30		September 30	September 30
		2013	2012		2013	2012
Discontinued operations - Ocampo mine, El Cubo mine, and Australian Operations
Production and refining costs(1)		$-	$13,924		$-	$136,746
Divided by gold equivalent ounces sold(2)		-	22,574		-	160,648
Total cash cost per gold equivalent ounce		$-	$617		$-	$851
Total production and refining costs (per above)		$-	$13,924		$-	$136,746
Stawell by-product revenues	$		$-	$		$(541)
Co-product silver revenues(3)		$-	$(14,706)		$-	$(77,213)
Total cash costs, net of by-product and co-product revenues		$-	$(782)		$-	$58,992
Divided by gold ounces sold		-	13,684		-	114,065
Total cash cost per gold ounce, net of by-product and co-product revenues		$-	$(57)		$-	$517
Total cash costs, net of by-product and co-product revenues (per above)		$-	$(782)		$-	$58,992
Ocampo NRV adjustments		$-	$3,687		$-	$(5,006)
Total cash costs, net of by-product revenues, co-product revenues and NRV adjustments		$-	$2,905		$-	$53,986
Divided by gold ounces sold		-	13,684		-	114,065
Total cash cost per gold ounce, net of by-product revenues, co-product revenues and NRV adjustments		$-	$212		$-	$473
(1)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2012.

(2)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(3)

Co-product revenue is defined as revenue which arises from more than one primary source. The Company's El Cubo and Ocampo mines, which were disposed of in 2012, recognized co-product revenue from the sale of gold and silver, which was included in Revenue from mining operations in the Company's financial statements. The total co-product silver revenue adjustments for the three and nine months ended September 30, 2012 were as follows:

Ocampo	$-	$(14,215)	$-	$(62,025)
El Cubo	$-	$(491)	$-	$(15,188)
	$-	$(14,706)	$-	$(77,213)

ALL-IN SUSTAINING COST PER OUNCE CALCULATION

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of all-in sustaining cost per ounce to the unaudited condensed consolidated financial statements:

(in thousands, except ounces and all-in sustaining cost per gold ounce)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Total cash costs, net of by-product revenues (see above)	$18,750	$15,311	$77,708	$30,621
General and administrative	$6,646	$8,810	$20,768	$24,091
Young-Davidson inventory adjustments	$1,676	$(2,888)	$3,936	$(2,888)
Sustaining capital expenditures(1)	$16,395	$5,621	$40,899	$13,245
Accretion and depletion of reclamation provisions	$210	$123	$631	$254
Total all-in sustaining costs	$43,677	$26,977	$143,942	$65,323
Divided by gold ounces sold	40,185	23,120	121,058	58,285
All-in sustaining cost per gold ounce sold, net by-product revenues(2)	$1,087	$1,167	$1,189	$1,121
Total all-in sustaining costs, net of by-product revenues (per above)	$43,677	$26,977	$143,942	$65,323
NRV adjustments	$4,942	$-	$(3,062)	$-
Total all-in sustaining costs, net of by-product revenues and NRV adjustments	$48,619	$26,977	$140,880	$65,323
Divided by gold ounces sold	40,185	23,120	121,058	58,285
All-in sustaining cost per gold ounce sold, net by-product revenues and NRV adjustments	$1,210	$1,167	$1,164	$1,121
(1)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three and nine months ended September 30, 2013 and 2012 is calculated as follows:

Capital expenditures per cash flow statement	$80,072	$77,444	$185,850	$302,973
Less: Young-Davidson non-sustaining capital	$(48,587)	$(61,792)	$(113,722)	$(261,886)
Less: El Chanate non-sustaining capital	$(10,504)	$(8,041)	$(25,681)	$(21,641)
Less: Kemess non-sustaining capital	$(4,586)	$(1,990)	$(5,548)	$(6,201)
	$16,395	$5,621	$40,899	$13,245
(2)

The non-GAAP measure all-in sustaining cash cost per gold ounce is calculated for continuing operations only. Discontinued operations are excluded for the three and nine months ended September 30, 2012.

Non-sustaining capital expenditures include underground shaft and mine development, the paste backfill plant and exploration expenditures at Young-Davidson as well as the south-east open pit expansion and exploration expenditures at El Chanate.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

The following is a reconciliation of net free cash flow to the unaudited condensed consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2013	2012	2013	2012
Operating cash flow from continuing operations(1)(2)	$24,338	$(5,653)	$51,312	$582
Less: Capital expenditures of continuing operations(1)(2)	$(80,072)	$(77,444)	$(185,850)	$(302,973)
Net free cash flow from continuing operations	$(55,734)	$(83,097)	$(134,538)	$(302,391)
Operating cash flow from discontinued operations	$-	$9,408	$-	$79,599
Less: Capital expenditures of discontinued operations	$-	$(29,744)	$-	$(120,264)
Net free cash flow from discontinued operations	$-	$(20,336)	$-	$(40,665)
Operating cash flow(2)	$24,338	$3,755	$51,312	$80,180
Less: Capital expenditures(2)	$(80,072)	$(107,188)	$(185,850)	$(423,237)
Net free cash flow	$(55,734)	$(103,433)	$(134,538)	$(343,057)
(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Company’s Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. There were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general, during the first nine months of 2013. For details of these additional risk factors, and how the management intends to mitigate these risks wherever possible, please refer to the Company’s Management’s Discussion and Analysis or Annual Information Form for the year ended December 31, 2012, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated financial statements for the three and nine months ended September 30, 2013 are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2012. For details of these estimates and judgments please refer to the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2012, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the condensed consolidated financial statements for the three and nine months ended September 30, 2013 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2012, with the exception of the following accounting policies adopted on January 1, 2013:

24

2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. This guidance recommends a different method of allocating waste between capital and expense than the method previously used by the Company. IFRIC 20 has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012.

The adoption of this interpretation has resulted in an increase of $3.3 million in inventory, an increase of $3.3 million in long-term inventory, a decline of $8.6 million in property, plant and equipment & mining interests and an increase of $2.0 million in the deficit in the Company’s Consolidated Balance Sheets for the year ended December 31, 2012. The adoption of this interpretation also resulted in an increase of $2.0 million in production costs in the Consolidated Statements of Operations for the year ended December 31, 2012, which decreased both the Company’s basic and diluted earnings per share by $0.01. For the three and nine months ending September 30, 2012, the adoption of this interpretation has increased the Company’s production costs by $0.7 million and $1.2 million, respectively, in the Condensed Consolidated Statements of Operations, which resulted in a decline in basic earnings per share of $0.01 for the nine months ending September 30, 2013. For the three and nine months ending September 30, 2013, the adoption of this interpretation has decreased expenditures on property, plant and equipment, mining interests and intangible assets by $2.4 million and $5.3 million, respectively, and decreased the change in non-cash operating working capital by $1.7 million and $4.1 million, respectively, in the Condensed Consolidated Statements of Cash Flows.

Other standards and amendments

The Company also adopted other accounting standards and amendments to accounting standards which did not have an impact on the Company’s financial results for the periods ending September 30, 2013 and 2012. Further details on these new standards and amendments are provided in note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

For a discussion of recent accounting pronouncements that may impact the Company in future periods, refer to note 3(b) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

CONTROLS AND PROCEDURES

At the end of the third quarter of 2013, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting provide reasonable assurance that they were effective as of September 30, 2013, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the nine months ended September 30, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011
Gold ounces produced(1)	38,456	38,186	38,441	43,603	43,181	55,828	80,873	72,141
Silver ounces produced(1)	-	-	-	301,951	478,497	1,091,092	1,112,384	1,109,114
Gold ounces sold(1)	40,185	41,540	39,333	45,385	36,804	53,255	82,291	70,132
Silver ounces sold(1)	-	-	-	313,575	492,335	909,960	1,091,884	1,174,644
Average realized gold price	$1,332	$1,369	$1,627	$1,721	$1,664	$1,616	$1,700	$1,672
Average realized silver price	$-	$-	$-	$32.79	$29.87	$29.07	$33.02	$30.98
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(5)	$628	$655	$635	$624	$427	$425	$532	$375
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)(5)	$497	$848	$635	$753	$340	$588	$532	$375
Revenue from mining operations(1)	$54,304	$57,660	$64,885	$63,119	$39,772	$27,458	$33,273	$29,696
Production costs(1)(2)(4)	$21,079	$39,055	$27,875	$26,271	$14,620	$10,029	$10,679	$9,124
Earnings / (loss) from operations(1)(2)	$12,230	$(103,674)	$17,515	$(113,929)	$3,678	$4,328	$9,039	$(3,761)
Net earnings / (loss) from continuing operations(2)	$14,859	$(103,491)	$18,274	$(135,142)	$42,321	$6,640	$(13,598)	$23,027
Net earnings / (loss) from discontinued operations	$-	$-	$-	$108,977	$(7,781)	$15,043	$14,813	$54,909
Total net earnings / (loss)(2)	$14,859	$(103,491)	$18,274	$(26,165)	$34,540	$21,683	$1,215	$77,936
Net earnings / (loss) per share from continuing operations, basic(2)	$0.06	$(0.42)	$0.07	$(0.48)	$0.15	$0.03	$(0.05)	$0.09
Net earnings / (loss) per share from discontinued operations, basic	$-	$-	$-	$0.39	$(0.03)	$0.05	$0.05	$0.22
Total earnings / (loss) per share, basic(2)	$0.06	$(0.42)	$0.07	$(0.09)	$0.12	$0.08	$-	$0.31
Net earnings / (loss) per share from continuing operations, diluted(2)	$0.04	$(0.42)	$0.04	$(0.48)	$0.10	$(0.01)	$(0.05)	$-
Net earnings / (loss) per share from discontinued operations, diluted	$-	$-	$-	$0.39	$(0.03)	$0.05	$0.05	$0.21
Total earnings / (loss) per share, diluted(2)	$0.04	$(0.42)	$0.04	$(0.09)	$0.07	$0.04	$-	$0.21
Operating cash flow from continuing operations(2)	$24,338	$13,875	$13,099	$(7,813)	$(5,653)	$(4,235)	$10,470	$(12,032)
Operating cash flow from discontinued operations	$-	$-	$-	$(528)	$9,408	$16,767	$53,424	$54,109
Total operating cash flow(2)	$24,338	$13,875	$13,099	$(8,341)	$3,755	$12,532	$63,894	$42,077
Net free cash flow from continuing operations(2)(3)	$(55,734)	$(46,399)	$(32,405)	$(66,340)	$(83,097)	$(117,011)	$(102,283)	$(105,891)
Net free cash flow from discontinued operations(3)	$-	$-	$-	$(23,784)	$(20,336)	$(22,175)	$1,846	$2,049
Total net free cash flow(2)(3)	$(55,734)	$(46,399)	$(32,405)	$(90,124)	$(103,433)	$(139,186)	$(100,437)	$(103,842)
(1)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 24 or note 3(a) to the condensed consolidated financial statements for the three and nine months ended September 30, 2013.

(3)	See the Non-GAAP Measures section on page 20.
(4)	Production costs do not include amortization and depletion or refining costs.
(5)	Gold ounces include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine, for the three and nine months ended September 30, 2013 and 2012.

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2013 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured", "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors Concerning International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2013). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed accordingly to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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